
HR Ratings®
Credit Rating Agency
Head Compliance Officer
Board of Directors
Managing Director Chief Risk Officer
Chairman of the Board
Vice Chairman of the Board
External Financial Advisors
CEO
Managing Director Chief Operating Officer
Managing Director Chief Credit Officer
Excecutive Director Business Development
Senior Executive Director Public Finance and Infrastructure
Senior Executive Director Public Finance and Infrastructure
Executive Director Corporates/ABS
Executive Director FI/ABS
Vicepresident Compliance
Vicepresident Admin.
Vicepresident H.R.
Vicepresident Corporates/ ABS
Vicepresident Metodology and Criteria
Programm
Manager PF
Manager PF
Manager Infrastructure
Manager FI
Manager FI
Economic Analysis Manager
Associate Compliance
Associate Admon.
Associate HR
Associate BD
Associate BD
Associate BD
Associate IT
Programm
Editor
Associate PF
Associate PF
Associate Corporates
Associate Corporates
Associate FI
Associate FI
Associate FI
Associate
Analyst Operations
Analyst Operations
Analyst Operations
Analyst PF
Analyst PF
Analyst PF
Analyst PF
Analyst PF
Analyst PF
Analyst PF
Analyst Infrastruc
Analyst Corporates
Analyst Corpor
Analyst Corporates
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst Risk
Assistant President
Asisistant Admon
Assistant BD
Assistant IT
Assistant CEO
Assistant VPresident
Head of Logistics
Recepcionist
Intern PF
Intern PF
Intern FI
Intern FI
Logistica
Logistica
Logistica
Logistica
Logistics
Logistics
Logistics
Logistics